David P. Hooper	11 S. Meridian Street Indianapolis, IN 46204-3535 U.S.A. (317) 236-1313 Fax (317) 231-7433 www.btlaw.com

Partner

(317) 231-7333

david.hooper@btlaw.com

June 12, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Stacie Gorman and Jeffrey Gabor

100 F Street, N.E.

Washington, D.C. 20549

Re:	ExchangeRight Income Fund

Form 10-12G

Filed April 27, 2023

File No. 000-56543

Dear Ms. Gorman and Mr. Gabor:

This letter is being submitted on behalf of ExchangeRight Income Fund (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 10 filed on April 27, 2023 (the “Registration Statement”), as set forth in your letter dated May 25, 2023 addressed to David Van Steenis, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions to reflect responses to the Staff’s comments.

For your convenience, your comments have been reproduced in bold below followed by the responses in regular type. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms not otherwise defined herein have the meanings set forth in the Amendment No. 1.

*    *    *    *    *    *     *

Form 10-12G filed April 27, 2023

Item 1. Business

Investment Objectives and Strategy, page 4

1.

We note your disclosure that you will primarily focus on investment-grade tenants. Please clarify how you determine a tenant is “investment-grade” if it is not rated by an agency. Additionally, we note, on page 8, you rely on the parent company’s credit rating. Please advise, to the extent a company is a subsidiary, if the parent company has provided guarantees for its subsidiaries. To the extent it has not, please advise why you believe it is appropriate to use the parent company’s credit rating or revise.

U.S. Securities and Exchange Commission

June 12, 2023

Response: The Company focuses its business on securing necessity-based retail properties that are leased to national tenants which are backed by an investment-grade rated entity. In this regard, the Company defines an “investment-grade” tenant as a tenant which (i) is a parent entity that enters into a lease directly with the Operating Partnership, (ii) is backed directly by its parent entity through a lease guarantee, or (iii) is publicly disclosed as a significant subsidiary of a parent entity, and, in each such case, the parent entity carries a credit rating of at least BBB- issued by Standard & Poor’s, Baa3 issued by Moody’s, or NAIC2 issued by the National Association of Insurance Commissioners. The Company focuses its business on securing tenants meeting the investment-grade standard above, and such tenants comprise the vast majority of its lessees. Approximately 85.6% of the annual base rent of the Company as of March 31, 2023 is from tenants meeting the foregoing standard of “investment-grade”. In further response to the Staff’s comment, the Company has revised the Registration Statement to clarify the disclosures regarding the references to “investment-grade” tenants. I refer you to page 4 of Amendment No. 1 for the revised disclosures.

With respect to the Staff’s comment regarding parent company credit rating disclosures in the Registration Statement, the Company’s leases are either entered into directly with the parent company, are guaranteed by the parent company, or the lessee is a significant subsidiary critical to the operations of the parent company. In the latter case, the Company has disclosed in the Registration Statement situations where the leases are entered into with a wholly owned subsidiary of the parent to identify this distinction. See page 9 of the Registration Statement for these disclosures. The Company believes the nature of these tenants’ operations and the fact that they are significant subsidiaries and critical to the operations of the parent entity are key drivers of the creditworthiness of the parent entity itself. For these reasons, the Company believes it is appropriate to refer to the parent’s credit rating in these disclosures.

That said, in further response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement to clarify that not all of the Company’s leases are guaranteed directly by the lessee’s parent entity which has the credit rating. I refer you to page 9 of Amendment No. 1 for the revised disclosures.

2.	Please disclose the average age of the properties in your portfolio.

Response: The average age of the properties in the Company’s portfolio is 17.5 years. Please see the revised disclosures on page 1 and page 8 of Amendment No. 1 in response to the Staff’s comment.

3.

We note that you focus on net leases that obligate the tenant to pay not only their rent, but also the costs of property taxes, insurance and property maintenance, often including repairs and replacements. Please revise to clarify the percentage of properties, broken down by each tenant, that are triple net leased. It may be helpful to include an additional column in your tenant summary to include the type of lease.

U.S. Securities and Exchange Commission

June 12, 2023

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement as you requested. In this regard, the Company has included new columns in the tenant table beginning on page 8 of Amendment No. 1 in the section captioned “Real Estate Investments” clarifying the properties that are triple net leased and double net leased, broken down by tenant. Also, the Company has included an additional column in the table beginning on page 86 of Amendment No. 1 in “Item 3. Properties,” disclosing the type of lease applicable to each such property. I refer you to page v of Amendment No. 1 for additional revised disclosures in response to the Staff’s comment.

Clearly-defined aggregation strategy . . ., page 7

4.

Please revise to separately discuss your redemption plan. Additionally, in this new section, please clarify that affiliates may seek to have their shares repurchased. Please disclose if they are subject to the same limitations as the common shareholders. Please similarly revise your disclosure on page 121.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement as you requested. I refer you to page 8 and page 130 of Amendment No. 1 for the revised disclosures.

Real Estate Investments, page 7

5.	Please add a footnote to the table to clarify how your rental disclosures take into account tenant concessions and abatements. Please make similar revisions to your disclosure on page 80.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement as you requested. In this regard, the Company has added a footnote to the tables on pages 9, 10, 11 and 12 of Amendment No. 1 in the section captioned “Real Estate Investments” clarifying the treatment of tenant concessions and abatements. Also, the Company has included on page 93 a footnote in the table beginning on page 86 of Amendment No. 1 in “Item 3. Properties” containing similar revisions.

Stable distributions paid monthly that are covered by cash flow from operations, page 7

6.

We note that it is your intent to pay distributions out of cash flow from operations, subject to REIT qualification requirements. Please clarify whether you have paid distributions from other sources, and, if so, please disclose the sources used. Further, please revise your disclosure on page 107 to quantify the amount paid from each source. Additionally, please add a risk factor to disclose the risk that distributions have been paid and may in the future be paid from sources other than cash flow from operations.

Response: Since the Company’s formation in January 2019, the Company has paid dividends and distributions to the holders of its Common Shares, and the Operating Partnership has paid distributions to the holders of its OP Units, only out of cash flow from operations and not from any other sources. In this regard, the Company has revised its disclosures on page 7 of

U.S. Securities and Exchange Commission

June 12, 2023

Amendment No. 1 to provide further clarification on this matter, as you requested. Additionally, the Company has revised its disclosures on page 116 of Amendment No. 1 under the heading “Distributions” to clarify the source of distributions paid from inception, as you requested. Finally, please see the revised disclosure on page 33 of Amendment No. 1 for the additional risk factor regarding the sources of distributions, as you requested.

Identified Trust Properties, page 11

7.

Please clarify how the purchase price for the properties was determined. If the price was not determined by independent appraisers, please add risk factor disclosure to address the risk. Further, please clarify, if the value of a property decreases prior to your determination to purchase it, will the overall purchase price be revised to reflect the decrease in value. Please file the agreement in accordance with Item 601(b)(10) of Regulation S-K.

Response: The purchase price for the Identified Trust Properties was determined by the Trustee based on several factors the Trustee deemed to be relevant for achieving the purpose of the acquisition transactions and the investment goals of investors.

In this regard, the Trustee primarily utilized an income-based approach by performing a discounted cash flow analysis of each of the Identified Trust Properties to provide an indication of the value of the properties. This analysis included projecting anticipated cash flows pursuant to in-place leases and a residual value for each of the properties, and then discounting those anticipated cash flows and the residual value back to the present value using a discount rate based on market factors and an anticipated weighted average cost of capital. Along with this analysis, the Trustee also employed a market-based approach to use as part of the purchase price determination, which involved researching and analyzing market data of similarly situated properties, reviewing recent transactions involving similar properties, and considering other asset-specific details, such as property location, building size, tenancy, lease rates, lease terms, and various other property characteristics and metrics the Trustee deemed relevant. Next, the Trustee evaluated the aggregate price for the properties that would need to be paid in order for the investors in the relevant DSTs subject to the acquisition transactions to achieve a full return of capital, and considered whether that price was sufficient to support the discounted cash flow and market-based analyses used to provide the indication of value described above. After applying the foregoing approaches, the Trustee then aggregated the values of the properties resulting from these analyses, which the Trustee used as the basis for the purchase price for the Identified Trust Properties.

Upon determining the purchase price for the properties as described above, the Trustee then engaged a nationally-recognized independent third party professional valuation firm to perform an independent valuation of the properties and produce a restricted appraisal report indicating a range of the high and low fair values of the subject properties. This independent valuation was used by the Trustee at the time of the identification of the properties to confirm and support the purchase price determined by the Trustee through the application of the valuation analyses described above. In this regard, the Company has revised its disclosures on page 12 of Amendment No. 1 to provide further clarification on this matter, as you requested. Moreover, the purchase price was determined by the Trustee through the application of the valuation analyses

U.S. Securities and Exchange Commission

June 12, 2023

and other considerations described above. The purchase price was not determined by an independent appraiser, but rather the purchase price determined by the Trustee was confirmed and supported by the independent third-party valuation obtained by the Trustee. As a result, the Company has revised its disclosures on page 27 of Amendment No. 1 to add appropriate risk factor disclosure in this regard, as you requested.

The value of any Identified Trust Property may fluctuate after the Company identifies the property and before the Company determines to purchase it, as well as after the Company determines to purchase the property but before the completion of the purchase. If the value of a property decreases prior to the Company’s determination to purchase the property, the purchase price is not likely to be revised, unless in the event of a significant tenant vacating a property, a material credit downgrade of a tenant, or another similar material adverse change. In this regard, the Company has revised its disclosures on page 13 of Amendment No. 1 to provide further clarification on this matter, as you requested.

The Company acknowledges the Staff’s comment with respect to filing the agreement in accordance with Item 601(b)(10) of Regulation S-K. The Company previously filed a copy of the form of Agreement and Plan of Merger by and among an ExchangeRight net leased portfolio DST and the Operating Partnership, attached as Exhibit 10.3 to the Registration Statement, as well as a copy of the form of Interest Assignment Agreement between ExchangeRight, the Operating Partnership, and the ExchangeRight master lessee entity, attached as Exhibit 10.4 to the Registration Statement. These are the forms of agreements pursuant to which the Company will acquire the Identified Trust Properties.

Item 1.A Risk Factors

Risk Factors Summary, page 16

8.

We note that your summary risk factors are now six pages in length. Please revise to limit to two pages and disclose only the principal factors that make an investment in the registrant or offering speculative or risky, as required by Item 105(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement as you requested. I refer you to pages 18 - 19 of Amendment No. 1 under the caption “Risk Factors Summary” for the revised disclosure, which limits the summary risk factors to two pages and discloses only the principal factors that, in the Company’s determination, make an investment in the Company speculative or risky, as per Item 105(b) of Regulation S-K.

We are subject to risks associated with the current interest rate environment . . ., page 22

9.	Please revise to quantify the amount of your floating rate debt outstanding.

Response: As of March 31, 2023, the Company had $26.9 million of floating rate debt outstanding, which is related to a mortgage loan entered into on February 9, 2023. Concurrent with the closing of this mortgage loan, the Company entered into an interest rate swap agreement which effectively converted this floating rate debt to fixed rate debt through its maturity date. In this regard, the Company has revised its disclosures on page 21 of Amendment No. 1, as you requested.

U.S. Securities and Exchange Commission

June 12, 2023

We are subject to risks related to tenant concentration, and an adverse development . . ., page 25

10.

Given the significant amount of current in-place net rents and current net operating income from Dollar General and Walgreens, please revise to disclose that Dollar General and Walgreens are public companies.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement as you requested. I refer you to page 24 of Amendment No. 1 for the revised disclosures under the risk factor captioned “We are subject to risks related to tenant concentration, and an adverse development with respect to a large tenant, such as a tenant declaring bankruptcy, could materially and adversely affect us.”

Our Trustee may be removed only under limited circumstances, page 42

11.

Please expand this risk factor to clarify the impact on your shareholders if your Trustee commits fraud or embezzlement and sufficient votes to remove the trustee are not obtained, including that they could lose their entire investment.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement as you requested. I refer you to pages 41 - 42 of Amendment No. 1 for the expanded risk factor disclosure under the caption “Our Trustee may be removed only under limited circumstances.”

Interest-only indebtedness may increase our risk of default, page 49

12.	Please revise to quantify the amount of your interest-only debt outstanding and address the material risks that you face with this type of financing.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement as you requested. I refer you to page 50 of Amendment No. 1 for the revised disclosures.

RSLCA Notes Receivable from Affiliated Party, page 61

13.

We note your disclosure that, pursuant to the loan agreement, your affiliate will pay you 12% per annum. Please clarify why your affiliate has agreed to enter into this loan and pay you a higher rate of interest than it would likely be required to pay if it obtained a loan from a bank. Please add disclosure to clarify if this arrangement will continue past 2027, and if not, disclose the impact this could have on your operations, including your redemption plan, and add risk factor disclosure as appropriate.

U.S. Securities and Exchange Commission

June 12, 2023

Response: ExchangeRight agreed to enter into the ExchangeRight Mezz Loans with the Company and pay the Company the 12% interest rate because ExchangeRight, as the ultimate parent entity and sponsor of the Company, the Operating Partnership, and their business has a strong interest in the success of both the Company’s REIT platform and ExchangeRight’s DST platform and the structure of the ExchangeRight Mezz Loans facilitates an alignment between these two platforms. In this regard, ExchangeRight may use funds from the ExchangeRight Mezz Loans to facilitate acquisitions of properties owned or managed by affiliates of ExchangeRight, including the ExchangeRight DST entities. Correspondingly, ExchangeRight will provide an enhanced risk-adjusted return to the Company in the form of the 12% interest payments on the ExchangeRight Mezz Loans, which will be used to support and enhance the Company’s liquidity for its share repurchase program and other liquidity needs. Therefore, by entering into this loan agreement, ExchangeRight seeks to enhance the performance and liquidity of the REIT portion of the overall ExchangeRight platform, which the Company and Trustee believe ultimately inures to the benefit of the Company and its Common Shareholders. I refer to page 62 of Amendment No. 1 for revised disclosures to clarify this matter, as you requested.

Additionally, in response to the Staff’s comment, ExchangeRight and the Company currently expect to extend the ExchangeRight Mezz Loans and RSLCA past the current maturity date of April 4, 2027, but no firm determination has yet been made by the parties to extend the arrangements, nor have the terms of any such extended arrangements been determined. In this regard, I refer to pages 62 and 72 of Amendment No. 1 for revised disclosures to clarify this matter, as you requested. I also refer you to page 47 of Amendment No. 1 for an additional risk factor relating to this matter, as you requested.

Item 5. Directors and Executive Officers, page 91

14.	For each of your trustees serving as directors, please provide the disclosure required by Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement as you requested. I refer you to pages 99-100 of Amendment No. 1 under the caption “Key Principals and Executive Officers” for the revised disclosures in the biographies of the Key Principals who are acting in the capacity as directors of the Company.

Item 6. Executive Compensation, page 96

15.

We refer to your statement that none of your executive officers will receive direct compensation from you, and that you will reimburse the manager or their affiliates for expenses incurred on your behalf, as disclosed on page 72, which may include compensation. Please revise to disclose any such type of compensation paid to your executive officers and trustees. In this regard, we note that all compensation paid to your named executive officers and directors shall be reported, including “transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director.” Refer to Item 402(a)(2) of Regulation S-K.

U.S. Securities and Exchange Commission

June 12, 2023

Response: The Staff’s comment regarding executive officer and trustee compensation and the reference to Item 402(a)(2) of Regulation S-K is noted. As discussed in the relevant disclosure on this point in the Registration Statement, the services necessary for the conduct of the Company’s business are provided by the executive officers and employees of ExchangeRight, who perform the services through ExchangeRight Net-Leased Property Management, LLC (the “Property Manager”) pursuant to that certain Property Management Agreement dated February 28, 2019 between the Property Manager and the Operating Partnership (the “Property Management Agreement”), and through ExchangeRight Net-Leased Asset Management, LLC (the “Asset Manager”) pursuant to that certain Asset Management Agreement dated February 28, 2019 between the Asset Manager and the Operating Partnership (the “Asset Management Agreement,” and together with the Property Management Agreement, the “Management Agreements”). The executive officers of ExchangeRight who perform services on behalf of the Company do not receive any compensation directly from the Company for serving as the Company’s executive officers. As noted in the Registration Statement, substantially all of the Company’s business is conducted through the Operating Partnership, and both the Property Manager and Asset Manager are wholly-owned subsidiaries of ExchangeRight.

Under the Management Agreements, the Operating Partnership pays the Property Manager and Asset Manager annual property management fees and asset management fees, respectively, for the services rendered to manage the Company’s Trust Properties. Additionally, under the Management Agreements, the Company, through the Operating Partnership, reimburses the Property Manager and Asset Manager, as applicable, for certain expenses in connection with the performance of their duties under the Management Agreements, including, with respect to the Property Manager, the operation, maintenance, and repair of the Trust Properties. Separate from the Management Agreements, the Company reimburses ExchangeRight for certain organization and offering costs ExchangeRight incurs in connection with the Company’s current private securities offering of its Common Shares and the organization of the Company. These costs include, but are not limited to, fees related to special purpose entity formation, legal and accounting fees, valuation fees related to any expansion of the offering, marketing expenses and other costs and expenses directly related to the offering and organization of the Company. None of the foregoing property management fees, asset management fees, or expense reimbursements are allocated by ExchangeRight, the Property Manager, or the Asset Manager to the services performed by any particular executive officer or employee of ExchangeRight. Rather, the Operating Partnership pays the Property Manager the property management fees based on a percentage of the gross revenues earned by the Company, through the Operating Partnership, from assets acquired by the Operating Partnership, and pays the Asset Manager the asset management fees based on a percentage of the Company’s assets under management. There is no further allocation of those fees or the expense reimbursements described above by ExchangeRight, the Property Manager, or Asset Manager to any executive officer or employee of ExchangeRight performing services on behalf of the Company, and ExchangeRight does not allocate time by particular executive officers or employees to Company matters. As a result, the Company respectfully submits that any disclosure of specific executive officer or Key Principal compensation that may be derived from the foregoing fees and expenses, and which is not subject to specific allocation, is not susceptible to determination, would not be informative, and would be misleading to investors.

U.S. Securities and Exchange Commission

June 12, 2023

As discussed in the Registration Statement under Item 6. “Executive Compensation,” the Company does not pay direct compensation to the executive officers of ExchangeRight, and such officers are not employees of the Company. Moreover, the Company does not pay, and does not expect to pay, any compensation to the Key Principals or any other person for services rendered to the Company as managers of ExchangeRight, acting in the capacity as the Company’s directors. Rather, the Company, through the Operating Partnership, pays the Property Manager and Asset Manager for their management services in the form of property management and asset management fees described above. These fees are distributed from the Property Manager and Asset Manager to their sole parent entity, ExchangeRight, which, in turn, uses those fees to pay its ordinary operating expenses, which includes, among others, the compensation of numerous officers and employees for their services rendered to ExchangeRight. These services may include services rendered on behalf of the Company as well as for equivalent services performed for numerous other entities within the ExchangeRight family of companies, including for ExchangeRight itself. In addition, ExchangeRight, including through the Property Manager and Asset Manager, incurs direct and indirect expenses incidental to its provision of services to the Company and such other entities. Further complicating the situation is the fact that a significant portion of the compensation that the Company, through the Operating Partnership, pays and expects to pay the Property Manager and Asset Manager, and ultimately ExchangeRight, under the Management Agreements is contingent upon the performance and valuation of the Trust Properties, and compensation of the executive officers, Key Principals, and employees of ExchangeRight is, in turn, contingent upon the performance of the Trust Properties, other entities, and of ExchangeRight itself. Furthermore, although the Company, through the Operating Partnership, pays the Property Manager and Asset Manager, and ultimately ExchangeRight, and reimburses ExchangeRight for the expenses described above, and ExchangeRight pays its employees and Key Principals from varying sources of cash funds, neither the Management Agreements nor the reimbursements are transactions “where the purpose of the transaction is to furnish compensation to any such named executive officer or director.”

As a result of these factors, the Company respectfully submits that it is not possible, and potentially misleading to investors in the Common Shares, to allocate a precise portion of the fees expected to be paid under the Management Agreements and the expense reimbursements described above to a particular executive officer, Key Principal, or employee of ExchangeRight, and any such allocation and the resulting disclosure in the Registration Statement would be inherently speculative.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 97

16.

Please ensure that you disclose all fees paid to your manager and its affiliates, including reimbursements. Please also disclose amounts paid on your behalf by your manager. For example, on page 101, please disclose the organization and offering costs that have been incurred by you and by your manager. Please refer to Item 404 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and its reference to Item 404 of Regulation S-K. In response to the Staff’s comment, the Company has disclosed all fees paid to ExchangeRight and its affiliates, including amounts paid on the Company’s behalf by ExchangeRight. In this regard, please see Amendment No. 1 under “Item 7. Certain Relationships and Related Transactions, and Director Independence” beginning on page 104 for additional disclosures regarding this matter, as you requested.

U.S. Securities and Exchange Commission

June 12, 2023

Item 11. Description of Registrant’s Securities to be Registered, page 115

17.	Please ensure that you provide all of the disclosure in this section required by Item 202 of Regulation S-K, with respect to all classes of your shares.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement to provide additional disclosures regarding the descriptions of all the classes of Common Shares being registered pursuant to the Registration Statement in accordance with Item 202 of Regulation S-K, as you requested. I refer you to pages 123-125 of Amendment No. 1 for the revised disclosures.

Share Repurchase Program, page 121

18.	Please clarify, in this section, whether any shareholder requests for repurchase have not been honored since inception.

Response: All shareholder requests to the Company for repurchases have been honored since the inception of the Company. In response to the Staff’s comment, please see the revised disclosures on page 130 of Amendment No. 1 for the requested clarification.

Notes to Pro Forma Condensed Consolidated Financial Statements

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-60

19.

We note from your disclosure in note (f) that your pro forma balance sheets reflects the assumption that the Company will raise the necessary $1.2 billion of equity capital and that based on historical results of actual acquisitions, the Company assumed 60% of the sales proceeds that will be allocable to DST investors of the Identified Portfolios will be reinvested via a tax-deferred Code Section 721 exchange into the Operating Partnership. Please further explain to us your basis for making the assumption that 60% of equity capital raised would be through the Code Section 721 exchanges into the Operating Partnership provided that it appears the DST investors will receive the right to elect either cash or OP Units in exchange for interest in the Identified Portfolios as disclosed on page 97. Additionally, please tell us why you believe it is appropriate to assume the remaining cash equity will be raised to complete the acquisition of the Identified Portfolios. Within your response, please address that you do not appear to have a firm commitment from an underwriter.

Response: The basis for the Company’s assumption that 60% of the net sales proceeds would be reinvested via Code Section 721 exchanges into the Operating Partnership is the Company’s recent experience with the proportion of DST investors who have exchanged their DST interests for OP Units as a result of the ExchangeRight DST Portfolio acquisitions that occurred in the second half of 2022.

U.S. Securities and Exchange Commission

June 12, 2023

The Company completed seven mergers of ExchangeRight DST Portfolios into wholly-owned subsidiaries of the Operating Partnership during the second half of 2022, resulting in the investors in those DST portfolios being entitled to receive $157.3 million of net consideration. Of this amount, DST investors who were entitled to receive $93.7 million of net consideration, or approximately 59.6% of the total net consideration in the acquisitions, elected to exchange their interests in the DSTs for OP Units pursuant to a Code Section 721 exchange rather than receive cash. The Company believes that as it continues its growth, adds to its diversification, and becomes a public reporting company under the Exchange Act, the interest in the Code Section 721 exchange option for DST investors has the potential to increase above what the Company experienced during the second half of 2022. As such, the Company believes an assumption of 60% of the equity capital being raised through a Code Section 721 exchange is consistent with what the Company is experiencing and is a reasonable assumption for future transactions.

The Company also believes it is appropriate to assume the remaining cash equity will be raised to complete the acquisition of the Identified Portfolios because the Company has demonstrated the ability to raise the necessary amount of capital to execute on this strategy for 20 DST mergers since its inception. From the inception of the Company through March 31, 2023, the Company has received $414.2 million in gross proceeds from the sale of Class I and Class A Common Shares pursuant to its private Common Shares offering. The ongoing private Common Shares offering has allowed the Company to complete the 20 DST mergers referenced above and acquire $235.2 million in additional properties, and it has provided excess capital to create cash and liquidity reserves for the Company. Moreover, the merger agreements entered into for the acquisition of the remaining 27 DST portfolios that have been identified do not have a timeline for when a closing would need to take place or an outside date by which the 27 different transactions need to close. The Company submits this provides sufficient time for the Company to raise the cash equity that may be needed for such transactions and to stagger their closings over time. In this regard, the Company proffers that the more time that is available to raise such equity capital, the more likely it is the capital will be raised in the aggregate amounts necessary for the completion of all of the DST acquisitions. In response to the Staff’s comment, the Company acknowledges it has not received a firm commitment from an underwriter for the cash equity sought to be raised. Please see the additional disclosures on page F-83 of the Amendment No. 1 with respect to this matter, as you requested. However, the Company does not intend to raise the remaining cash equity through a firm commitment underwritten offering, and the Company does not believe the use of a firm commitment underwritten capital raise is necessary to form the basis of its assumption regarding the remaining cash equity to be raised.

Given the factors above, the Company respectfully submits it is prudent and appropriate to make the assumptions set forth in note (f) of the pro forma condensed consolidated balance sheet based on the Company’s recent history of executing on similar transactions and the merger agreements in place with significant closing timing flexibility for the Company.

General

20.

Please clarify how you convey your NAV price changes and whether you would file a new Form D each time. Additionally, please clarify how you will notify shareholders if there is a significant event that causes the current quarterly price to be an inaccurate representation of your NAV.

U.S. Securities and Exchange Commission

June 12, 2023

Response: The Company will convey its NAV on a quarterly basis, typically within thirty days following quarter end. The Company anticipates filing a Form 8-K once the Registration Statement becomes effective disclosing the NAV price changes, and also supplementing the Company’s private placement memorandum with the same information and on the same day as filing the Form 8-K. The Company does not anticipate filing a new Form D each time there is change in the NAV price. Should the quarterly price ever be determined to include a materially inaccurate representation of the Company’s NAV, the Company would timely file a Form 8-K as well as a supplement to its private placement memorandum reflecting such information as well as any relevant details surrounding the updated NAV and related impact. The Company would also provide a right of rescission for any investor that may have made an investment relying on such inaccurate information. In this regard, please see pages 117,118 and 119 of Amendment No. 1 under the headings “Class I Common Shares Offering,” “Class A Common Shares Offering,” and “Class S Common Shares Offering,” respectively, for additional disclosures regarding this matter, as you requested.

21.

We note that you and your subsidiaries intend to operate your business in a manner that permit you to maintain exemptions from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of these exemptions and how your investment strategy will support these exemptions. Further, please note that we may refer your response to the Division of Investment Management for further review.

Response: The Company acknowledges the Staff’s comment and respectfully provides the following response and analysis. The Company conducts its operations, and the operations of the Operating Partnership, and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company intends to continue to conduct its operations and those of the Operating Partnership and its subsidiaries so that none of these entities is required to register as an investment company under the Investment Company Act. Under Section 3(a)(1) of the Investment Company Act, in relevant part, an issuer is not deemed to be an “investment company” if:

•

pursuant to Section 3(a)(1)(A), it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primarily Engaged Test”); and

•

pursuant to Section 3(a)(1)(C), it neither is engaged, nor proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% Test”). For these purposes, “investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Company acquires, and intends to continue to acquire, a diversified portfolio of income-producing real estate assets; however, the Company’s portfolio may include, to a much lesser extent, other real estate-related investments. The Company’s assets generally are held in wholly-owned subsidiaries of the Operating Partnership, each formed to hold a particular asset.

U.S. Securities and Exchange Commission

June 12, 2023

In this connection, and applying the foregoing provisions of the Investment Company Act, we submit that neither the Company nor the Operating Partnership is an investment company under Section 3(a)(1) of the Investment Company Act. Both the Company and the Operating Partnership satisfy, and are expected to continue to satisfy, both the Primarily Engaged Test and the 40% Test discussed above. The Company is organized as a holding company that conducts its business primarily through the Operating Partnership and through the wholly-owned subsidiaries of the Operating Partnership. In this regard, the Operating Partnership is itself a holding company that conducts its business through its wholly-owned subsidiaries. The Company’s assets are held, and expect to continue to be held, in wholly-owned subsidiaries of the Operating Partnership. The Company expects to continue to conduct its business and that of the Operating Partnership and its subsidiaries in the same manner.

With respect to the Primarily Engaged Test, neither the Company nor the Operating Partnership currently engages, nor do they intend to engage, primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Both the Company and Operating Partnership are holding companies and do not, and do not intend in the future to, invest or trade in securities themselves. Rather, the Company and the Operating Partnership, through the wholly-owned subsidiaries of the Operating Partnership, are primarily engaged in the non-investment company business of acquiring real estate and real estate-related assets directly, for example, by acquiring fee interests in real property. These real estate assets are held by wholly-owned subsidiaries of the Operating Partnership, which do not engage, or hold themselves out as being engaged, primarily in the business of investing, reinvesting or trading in securities. As a result, we submit that the Company, Operating Partnership, and its subsidiaries satisfy the Primarily Engaged Test.

With respect to the 40% Test, the Company’s only directly held assets consist of cash and its general partner interest in the Operating Partnership. A general partner interest is not a security when, as is the case here, the general partner truly manages the partnership. Therefore, none of the Company’s directly held assets are investment securities, and the Company does not meet the definition of an investment company under the 40% Test. With respect to the Operating Partnership, as stated above, the Operating Partnership conducts its business through its wholly-owned subsidiaries, and expects to continue to conduct its business in this fashion. As such, the Operating Partnership’s only directly held assets consist of cash and the interests in its wholly-owned subsidiaries. As a result, none of the Operating Partnership’s directly held assets are investment securities, and the Operating Partnership does not meet the definition of an investment company under the 40% Test.

Moreover, the entities through which the Company indirectly owns assets are wholly-owned subsidiaries of the Operating Partnership that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries held by the Operating Partnership, and indirectly by the Company, do not constitute “investment securities” under the 40% Test. These subsidiaries directly own fee interests in real estate and immaterial amounts of other assets, and do not themselves own any investment securities. The

U.S. Securities and Exchange Commission

June 12, 2023

Company expects to continue to conduct the business of the subsidiaries in the same manner. The Company continuously monitors its assets and the holdings of the Operating Partnership and its subsidiaries on an ongoing basis to determine compliance with the 40% Test, and will continue to do so. Therefore, we submit that the Company, Operating Partnership, and its subsidiaries satisfy the 40% Test.

As noted above, the Company intends to continue to conduct its operations so that neither the Company, the Operating Partnership, nor any of its wholly or majority-owned subsidiaries fall within the definition of “investment company” under the Investment Company Act. While the Company does not believe any of the Operating Partnership’s subsidiaries falls or will fall within the definition of investment company under Section 3(a)(1), if any of these entities inadvertently falls within the investment company definition, the Company intends to rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act for any such entity. The Section 3(c)(5)(C) exclusion is available for entities primarily engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” In addition to prohibiting the issuance of certain types of securities, this exclusion generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least 80% of the entity’s assets must be comprised of qualifying assets and a broader category of assets the Commission has referred to as “real estate-related assets” under the Investment Company Act. Additionally, no more than 20% of the entity’s assets may be comprised of miscellaneous assets. The assets of the Operating Partnership’s subsidiaries consist almost exclusively of fee interests in real estate. In addition, none of the subsidiaries issues or expects to issue currently redeemable securities, face-amount certificates of the installment type, or periodic payment plan certificates, as those terms are defined in the Investment Company Act. Therefore, if reliance on the Section 3(c)(5)(C) exclusion becomes necessary, the Company submits each of the Operating Partnership’s subsidiaries would be able to rely on such exclusion.

If the Company deems it necessary to rely on Section 3(c)(5)(C) with respect to any of the aforementioned entities, the Company will classify its assets and those of the Operating Partnership and its subsidiaries for purposes of the Investment Company Act based upon no-action positions taken by the Commission Staff in the past. In this regard, the Company intends to classify such assets as follows:

•

Real Property. The Company will classify fee interests in real properties as qualifying assets. In addition, the Company will treat investments in other partnerships, limited liability companies, or joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if the Company, Operating Partnership, or applicable subsidiary, as the case may be, has the right to approve major decisions affecting the partnership, limited liability company, or joint venture; otherwise, such investments will be classified as real estate-related assets. The Company expects that no less than 55% of its assets, and the assets of the Operating Partnership and its subsidiaries, will consist of investments in real property, including any controlled partnerships, limited liability companies, or joint ventures.

U.S. Securities and Exchange Commission

June 12, 2023

•

Securities. The Company intends to treat as real estate-related assets debt and equity securities of non-majority owned private companies primarily engaged in real estate businesses, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all the assets consist of qualifying assets or real estate-related assets.

•

Loans. The Company will classify investments in various types of whole loans as qualifying assets, as long as the loans are “fully secured” by an interest in real estate at the time of origination or acquisition of the loan. However, the Company will consider loans with loan-to-value ratios in excess of 100% to be real estate-related assets. The Company will treat mezzanine loan investments as qualifying assets so long as they are structured as “Tier 1” mezzanine loans in accordance with no-action guidance published by the Staff.

The Company does not expect that either it, the Operating Partnership, or its subsidiaries will own any type of asset other than those described immediately above which would implicate the Section 3(c)(5)(C) exclusion. However, if any such entity does acquire or own a category of asset not described above, such as construction loans and participations in whole mortgage loans, to name a few, the Company will classify such asset in accordance with no-action positions taken by the Staff under Section 3(c)(5)(C). In this regard, the Company will base its treatment of any other investments as qualifying assets and real estate-related assets on the characteristics of the underlying collateral and the particular type of loan (including whether the Company, Operating Partnership, or subsidiary has foreclosure rights with respect to those securities or loans that have underlying real estate collateral).

Accordingly, for the aforementioned reasons, the Company submits that neither it, the Operating Partnership, nor its subsidiaries meets the definition of an “investment company” under the Investment Company Act, and even if any such entity did, it would be able to rely on the exclusion provided under Section 3(c)(5)(C) of the act.

22.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief, and address how the JPM Mandatory Repurchases may impact this analysis. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company acknowledges the Staff’s comment and its responsibility for analyzing the applicability of tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share repurchase program (the “Repurchase Program”). The Company believes the Repurchase Program is consistent with the relief granted by the Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

in prior no-action letters, including but not limited to Blackstone Real Estate Income Trust, Inc. (“Blackstone”) (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (“Rich Uncles”) (Letter dated December 21, 2016), and Hines Global REIT II, Inc. (“Hines”) (Letter dated April 26, 2017). By way of illustration, set forth below is a table that sets forth the key features underlying the relief granted to Blackstone, Rich Uncles, and Hines and a comparison to the corresponding features of the Company’s Repurchase Program.

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U.S. Securities and Exchange Commission

June 12, 2023

Key Features of Blackstone Plan	Key Features of Rich Uncles Plan	Key Features of Hines Plan	Comparative Features of ExchangeRight Repurchase Program
• Full and timely disclosure of all material information relating to the repurchase plan will be made to all stockholders in any prospectus for any subsequent offerings.

•  All material information relating to the repurchase program will be fully and timely disclosed to all stockholders. The terms of the repurchase program will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings.

•  All material information relating to the redemption plan will be fully and timely disclosed to all stockholders. The terms of the redemption plan will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings.

•  All material information relating to the Repurchase Program is included in the Company’s private placement memorandum for its non-registered continuous private placement of up to $2.165 billion of Common Shares (the “Private Offering”) and will be fully disclosed in any private placement memorandum or prospectus used for any subsequent offerings.

• The NAV per share for each class will always be available on the company’s website and toll-free information line.	• The repurchase price and NAV per share will always be available on the company’s website and toll-free information line.	• The repurchase price and NAV per share will always be available on the company’s website and toll-free information line.

•  The Company is currently conducting the Private Offering to accredited investors under Regulation D promulgated under the Securities Act and is prohibited from general solicitation. However, at all times, the NAV per share is available to shareholders and the Company prepares private placement memorandum supplements that disclose to accredited investors the current NAV when it is determined in accordance with the Company’s valuation methodology.

U.S. Securities and Exchange Commission

June 12, 2023

Key Features of Blackstone Plan	Key Features of Rich Uncles Plan	Key Features of Hines Plan	Comparative Features of ExchangeRight Repurchase Program

•  No solicitation by the company of repurchases under the repurchase plan, except through any prospectus or prospectus supplements disclosing the transaction price and NAV per share of each class of shares.

	• The company will not solicit repurchases under the repurchase program other than through the prospectus for the offering and through supplements and amendments thereto disclosing the NAV per share.	• The company will not solicit repurchases under the redemption plan other than through the prospectus for the offering and through supplements and amendments thereto disclosing the NAV per share.

•  No solicitation by the Company of repurchases under the Repurchase Program, except through any private placement memorandum or private placement memorandum supplements provided to accredited investors in connection with the Private Offering disclosing the transaction price and NAV per share of each class of shares.

• Stockholders wishing to request repurchase of their shares will do so of their own volition.	• Stockholders desiring to request repurchase of their shares will do so of their own volition.	• Stockholders desiring to request repurchase of their shares will do so of their own volition.	• Shareholders wishing to request repurchase of their shares will do so of their own volition.

• The company’s role in effectuating repurchases under the repurchase plan will be ministerial.	• The role of the company in effectuating repurchases under the repurchase program is ministerial.	• The role of the company in effectuating repurchases under the redemption plan will be ministerial.	• The Company’s role in effectuating repurchases under the Repurchase Program will be ministerial.

• The shares will be repurchased monthly at a price generally equal to the NAV per share for the applicable class of shares for the prior month.	• The shares will be repurchased monthly at the most recently determined NAV per share subject to any applicable short-term holding discounts.	• The shares will be repurchased monthly at the most recently determined NAV per share subject to a discount for the early redemption period under the redemption plan.

•  The shares will be repurchased quarterly at a price based on the original purchase price paid by the applicable investor at the time of investment for the applicable class of shares being repurchased, which repurchase price can be no greater than the NAV per share for the applicable class of shares then in effect.

•  The company will file prospectus supplements that disclose the historical NAV per share of each class of shares as frequently as required by Securities Act and will also provide each month the transaction price and NAV per

•  The company will file supplements and amendments to its registration statement with such frequency as is required by the Securities Act, along with current reports and quarterly and annual reports with information

•  The company will file supplements and amendments to its registration statement with such frequency as is required by the Securities Act, along with current reports and quarterly and annual reports with information

•  The Company will disclose the historical NAV per share of each class of shares to accredited investors in the Private Offering through private placement memorandum supplements as frequently as required by

U.S. Securities and Exchange Commission

June 12, 2023

Key Features of Blackstone Plan	Key Features of Rich Uncles Plan	Key Features of Hines Plan	Comparative Features of ExchangeRight Repurchase Program
share for each class of shares on its website and toll-free information line.	disclosing the most recently determined NAV per share and also make information regarding the NAV per share available on its website and toll-free information line.	disclosing the most recently determined NAV per share and also make information regarding the NAV per share available on its website and toll-free information line.

Securities Act. Due to the prohibition on general solicitation in connection with the Private Offering, the Company does not provide the transaction price and NAV per share for each class of shares on its website or toll-free information line.

• Subject to the terms of the repurchase plan, the company will be obligated to repurchase shares at the transaction price per share for the applicable class of shares.	• No corresponding provision.	• No corresponding provision.	• Subject to the terms of the Repurchase Program, the Company will be obligated to repurchase shares at the transaction price per share for the applicable class of shares.

• Repurchases will be made on a monthly basis.	• Repurchases will be made on a monthly basis.	• Repurchases will be made on a monthly basis.	• Repurchases will be made on a quarterly basis.

•  The repurchase price will normally be paid in cash no later than three business days following the last calendar day of the applicable month and will be the same for all shares of the same class in a given month.

	• The repurchase price normally will be paid in cash no later than the third business day after the end of a month in which a repurchase request was received and not withdrawn.	• The repurchase price normally will be paid in cash no later than three business days after the redemption date.	• The repurchase price will normally be paid in cash within 15 calendar days after the end of the fiscal quarter in which the Company grants the shareholder’s repurchase request.

•  Repurchases under the repurchase plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous

•  Repurchases under the repurchase program will be limited in any calendar month to no more than 2% of the company’s most recently determined aggregate NAV, and for any calendar quarter to no more than 5% of the company’s most recently determined aggregate NAV.

•  Repurchases under the repurchase plan will be limited in any calendar month to shares whose aggregate value (based on the redemption price per share in effect when the repurchase is effected) is 2% of the aggregate NAV of such shares as of the last calendar day of the previous

• The aggregate amount of repurchases under the Repurchase Program will be limited to 5% of the combined issued and outstanding Common Shares of all classes per fiscal year.

U.S. Securities and Exchange Commission

June 12, 2023

Key Features of Blackstone Plan	Key Features of Rich Uncles Plan	Key Features of Hines Plan	Comparative Features of ExchangeRight Repurchase Program

month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter.

month and during any calendar quarter whose aggregate value (based on the redemption price in effect when the repurchase is effected) is up to 5% of the aggregate NAV of such shares as of the last calendar day of the prior calendar quarter.

•  If, in any given month, the monthly or quarterly volume limitation is reached or the company decides to repurchase fewer shares than have been requested to be repurchased, repurchases under the repurchase plan for such month will be made on a pro rata basis.

	• If the company is unable to repurchase all shares requested to be repurchased during a particular month, repurchases under the repurchase program for such month will be made on a pro rata basis.	• If the company is unable to repurchase all shares requested to be repurchased during a particular month, repurchases under the redemption plan for such month will be made on a pro rata basis.

•  If, in any given quarter, the annual volume limitation is reached or the Company decides to repurchase fewer shares than have been requested to be repurchased, repurchases under the Repurchase Program will be made as follows: (i) first, pro rata as to repurchases upon the death of a shareholder; (ii) next, pro rata as to repurchases from shareholders who demonstrate, in the discretion of the Trustee, another involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases from shareholders subject to a mandatory distribution requirement under such shareholder’s IRA; and (iv) finally, pro rata as to all other repurchase requests.

•  Stockholders may withdraw any repurchase request before the last calendar day of any month by notifying the company’s transfer agent on the company’s toll-free information line before 4:00 p.m. ET on the last business day of the month.

	• Stockholders may withdraw any repurchase request, provided that such request must be received by the company’s advisor at least two business days prior to the end of the month.	• Stockholders may withdraw any repurchase request, provided that such request must be received by the company’s transfer agent at least two business days prior to the redemption date.	• Shareholders may withdraw any repurchase request by notifying the Company in writing before 4:00 p.m. PT on the 5th business day prior to the end of the applicable quarter.

U.S. Securities and Exchange Commission

June 12, 2023

Key Features of Blackstone Plan	Key Features of Rich Uncles Plan	Key Features of Hines Plan	Comparative Features of ExchangeRight Repurchase Program

•  Any material modifications (including reduction to monthly or quarterly limitations on repurchases) and suspensions of the repurchase plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the company, as well as on the company’s website.

•  Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the repurchase program, will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act) or current or periodic report filed by the company, as well as on the company’s website.

•  Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the redemption plan, will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act) or current or periodic report filed by the company, as well as on the company’s website.

•  Any material modifications (including reduction to quarterly limitations on repurchases) and suspensions of the Repurchase Program will be promptly disclosed in a private placement memorandum supplement, or current or periodic report filed by the Company. Due to the prohibition on general solicitation in connection with the Private Offering, the Company does not expect to provide material modifications and suspensions of the Repurchase Program on its website.

•  There will be no established regular trading market for the company’s common stock and the repurchase plan will be terminated if the company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or if a secondary market for the company’s shares develops.

•  There will be no established regular trading market for the company’s common stock and the repurchase plan will be terminated if the company’s shares are listed on a national securities exchange or included for quotation on a national securities market, or if a secondary market for the company’s shares develops.

•  There will be no established regular trading market for the company’s common stock and the redemption plan will be terminated if the company’s shares are listed on a national securities exchange or included for quotation on a national securities market, or if a secondary market for the company’s shares develops.

•  There will be no established regular trading market for the Company’s Common Shares and the Repurchase Program will be terminated if the Company’s Common Shares are listed on a national securities exchange.

U.S. Securities and Exchange Commission

June 12, 2023

Key Features of Blackstone Plan	Key Features of Rich Uncles Plan	Key Features of Hines Plan	Comparative Features of ExchangeRight Repurchase Program

•  The repurchase plan is intended to remain open indefinitely for the life of the company unless modified or suspended by the board of directors. The company is structured as a perpetual-life entity with no intention of listing its shares for trading on an exchange or other trading market.

•  The repurchase program is intended to remain open indefinitely for the life of the company unless modified or suspended by the board of directors. The company is structured as a perpetual-life entity with no intention of listing its shares for trading on an exchange or other trading market.

•  The redemption plan is intended to remain open indefinitely for the life of the company unless modified or suspended by the board of directors. The company is formed for an unlimited duration and has no intention of listing its shares for trading on an exchange or other trading market.

•  The Repurchase Program is intended to remain open indefinitely unless modified, suspended, or terminated by the Trustee. The Company is structured as a perpetual-life entity with no current intention of listing its Common Shares for trading on an exchange or other trading market.

• The repurchase plan is open to all stockholders.	• The repurchase program is open to all stockholders, subject to short-term trading discounts.	• The redemption plan is open to all stockholders, subject to a discount for an early redemption period.	• The Repurchase Program is open to all holders of the Company’s Common Shares.

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U.S. Securities and Exchange Commission

June 12, 2023

The Company notes in the Staff’s comment your reference to the “JPM Mandatory Repurchases.” However, the Company’s Repurchase Program contains no such feature and, therefore, such reference is not applicable to the analysis set forth herein.

Accordingly, for the aforementioned reasons, the Company believes the Repurchase Program is consistent with the relief granted by the Staff in its prior no-action letters.

23.

Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Program, and (ii) considering all of the elements of the Repurchase Program in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter, dated October 22, 2007, granted to Alston & Bird LLP. The Company has reviewed the applicability of Regulation M to the Repurchase Program and has determined that the Repurchase Program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

24.

Please clarify whether the filing is voluntary or mandatory under Section 12(g) of the Exchange Act. To the extent that this filing is voluntary, please note that your registration statement becomes effective automatically 60 days after the date you filed it and that you are subject to the reporting requirements of the Securities Exchange Act of 1934. If you disclose you are not required to register pursuant to Section 12(g) of the Exchange Act, please consider withdrawing the Form 10 registration statement and file it again at such time as you are able to respond to outstanding comments.

Response: The Registration Statement is mandatory under Section 12(g)(1)(A) of the Exchange Act. As of December 31, 2022, the Company had total assets exceeding $10,000,000 and a class of equity security held of record by 2,000 or more persons, namely the Company’s Common Shares. As such, the Company concluded it was required to register its Common Shares with the Commission under Section 12(g) of the Exchange Act by filing the Registration Statement with the Commission. The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the Registration Statement will be deemed effective by lapse of time 60 days after the initial filing date pursuant to Section 12(g)(1) of the Exchange Act and that, at such time, the Company will be subject to the reporting requirements of the Exchange Act.

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U.S. Securities and Exchange Commission

June 12, 2023

The Company respectfully requests the Staff’s assistance in completing its review of this response letter and the Amendment No. 1 as soon as possible. Should you have additional comments or questions, please contact me at (317) 231-7333, or by email at david.hooper@btlaw.com. Thank you for your comments and your assistance with the Company’s filing.

Sincerely,

/s/ David P. Hooper
David P. Hooper

cc:	David Fisher, ExchangeRight Real Estate, LLC

Joshua Ungerecht, ExchangeRight Real Estate, LLC

Warren Thomas, ExchangeRight Real Estate, LLC

David Van Steenis, ExchangeRight Real Estate, LLC